UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

                            For August 20, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]

Commercial Consolidators Corp announced the following:

1.  ZCC has moved its head office to 39 Rivalda Road, Toronto, Ontario, M9M 2M4.
2.  Ricardo San Pedro has resigned as CFO of the Company for health reasons.
3.  Victor Noce has resigned as a Director of ZCC and La Societe Desig, Inc.
4. ZCC has defaulted on its payment of the Purchase Cash amount due and owing to the former shareholders of Max Systems Group, Inc.


Copy of the News Release and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Michael Weingarten
Michael Weingarten, Chairman
Date:   August 20, 2002






Exhibit 1
News Release
August 20, 2002

TORONTO - August 20, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC: AMEX & CJ9:
Frankfurt), ("ZCC") announces the following:

1.  ZCC has moved its head office to 39 Rivalda Road, Toronto, Ontario, M9M 2M4.

2. Ricardo San Pedro has resigned as CFO of the Company for health reasons. Mr. San Pedro has been directed by his doctors to resign, as he has been battling an illness which has caused him to be hospitalized, he has agreed to help in the search for a new CFO and will assist in any transition process as necessary.

3. Victor Noce has resigned as a Director of ZCC and La Societe Desig, Inc. He will continue to assist the Company as a consultant for a period of one year.

4. ZCC has defaulted on its payment of the Purchase Cash amount due and owing to the former shareholders of Max Systems Group, Inc. The amount of Purchase Cash due and owing is CDN$750,000. The agreement with the former shareholders provides the Company with a 30-day cure period, in which to make the payment. The Company has received prior confirmation from its principal lender, MFI Export Finance, Inc., that it will make the funds available to the Company no later than September 10, 2002, subject to the following conditions:
  a. MFI's completion of a satisfactory review of the accounts receivable and inventories of Max Systems to verify that they continue to comply with the lending ratios and other covenants contained in their existing lending agree-ments;
  b. Completion by MFI of a satisfactory analysis of certain recent actions taken by certain of the Principals or other members of senior management of Max Systems to determine that the same did not have a material adverse effect on the business, financial condition, assets or prospects of Max; and
  c.  Completion of appropriate documentation for the advance.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and soft-ware) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Weingarten"
___________________________________
MICHAEL WEINGARTEN, Chairman

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The American Stock Exchange has neither approved nor disapproved the information contained herein

Exhibit 2
BC FORM 53-901F
August 20, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1  REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2  DATE OF MATERIAL CHANGE

August 20, 2002

ITEM 3  PRESS RELEASE

Issued August 20, 2002 at Vancouver, BC

ITEM 4  SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp announced the following:

1.  ZCC has moved its head office to 39 Rivalda Road, Toronto, Ontario, M9M 2M4.
2.  Ricardo San Pedro has resigned as CFO of the Company for health reasons.
3.  Victor Noce has resigned as a Director of ZCC and La Societe Desig, Inc.
4. ZCC has defaulted on its payment of the Purchase Cash amount due and owing to the former shareholders of Max Systems Group, Inc.

ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule A.

ITEM 6  RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8  DIRECTOR/SENIOR OFFICER

Contact:     Michael Weingarten
Telephone:   (416) 512-8299

ITEM 9  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 20th day of August 2002.

"Michael Weingarten"
_______________________________
Michael Weingarten
Chairman






                                      Schedule A


TORONTO - August 20, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC: AMEX & CJ9:
Frankfurt), ("ZCC") announces the following:

1.  ZCC has moved its head office to 39 Rivalda Road, Toronto, Ontario, M9M 2M4.

2. Ricardo San Pedro has resigned as CFO of the Company for health reasons. Mr. San Pedro has been directed by his doctors to resign, as he has been battling an illness which has caused him to be hospitalized, he has agreed to help in the search for a new CFO and will assist in any transition process as necessary.

3. Victor Noce has resigned as a Director of ZCC and La Societe Desig, Inc. He will continue to assist the Company as a consultant for a period of one year.

4. ZCC has defaulted on its payment of the Purchase Cash amount due and owing to the former shareholders of Max Systems Group, Inc. The amount of Purchase Cash due and owing is CDN$750,000. The agreement with the former shareholders provides the Company with a 30-day cure period, in which to make the payment. The Company has received prior confirmation from its principal lender, MFI Export Finance, Inc., that it will make the funds available to the Company no later than September 10, 2002, subject to the following conditions:
  a. MFI's completion of a satisfactory review of the accounts receivable and inventories of Max Systems to verify that they continue to comply with the lending ratios and other covenants contained in their existing lending agree-ments;
  b. Completion by MFI of a satisfactory analysis of certain recent actions taken by certain of the Principals or other members of senior management of Max Systems to determine that the same did not have a material adverse effect on the business, financial condition, assets or prospects of Max; and
  c.  Completion of appropriate documentation for the advance.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and soft-ware) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Weingarten"
___________________________________
MICHAEL WEINGARTEN, Chairman

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The American Stock Exchange has neither approved nor disapproved the information contained herein